SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: October 2, 2019

List of materials

Documents attached hereto:

i) Press release:  Notice Regarding the Status of Repurchase of Shares of Common Stock

October 2, 2019
Sony Corporation

Notice Regarding the Status of Repurchase of Shares of Common Stock
(Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act)

Sony Corporation (“Sony”) announced today the status of the repurchase of shares of its own common stock pursuant to Article 459, Paragraph 1 of the Companies Act of Japan and Article 34 of Sony’s Articles of Incorporation, which was approved at the meeting of its Board of Directors held on May 16, 2019, as follows.

1. Class of shares repurchased:	Common stock of Sony
2. Total number of shares repurchased:	4,013,100 shares
3. Total purchase price for	25,574,034,800 yen
repurchased shares:
4. Period of repurchase:	September 1, 2019 to September 30, 2019
5. Method of repurchase:	Open market purchase through the Tokyo Stock
Exchange based on a discretionary trading contract

(For reference)
1.	Details of resolution approved at the Board of Directors meeting held on May 16, 2019

（1）	Class of shares to be	Common stock of Sony
repurchased

（2）	Total number of shares	60 million shares (maximum)
	to be repurchased	(4.80% of total number of shares issued and
outstanding (excluding treasury stock))

（3）	Total purchase price for	200 billion yen (maximum)
repurchase of shares

（4）	Period of repurchase	May 17, 2019 to March 31, 2020

（5）	Method of repurchase	Expected open market purchase through the Tokyo
Stock Exchange based on a discretionary trading
contract

2.	Total number and purchase price of shares repurchased pursuant to the resolution approved at the above-mentioned Board of Directors meeting (as of September 30, 2019)

（1）	Total number of shares	21,409,600 shares
repurchased

（2）	Total purchase price for	124,999,374,200 yen
repurchased shares

End of document